September 3, 2019

Ms. Beverly Singleton

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation & Leisure

Washington, DC 20549

Re: SPYR, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed April 1, 2019

File No. 333-20111

Your Correspondence dated August 23, 2019

Dear Ms. Singleton:

This responds to your August 23, 2019 comments regarding the above referenced Form 10-K filing for SPYR, Inc. (“Company”). The specific responses below are numbered to correspond to your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Controls and Procedures, page 47

1.	Please amend this section to separately distinguish between your evaluation of disclosure controls and procedures and that of internal control over financial reporting. In this regard, it does not appear you have separately reported on and concluded on management's evaluation of internal control over financial reporting. Given that your disclosure controls and procedures were concluded as being not effective due to the material weaknesses identified, we would anticipate similar conclusion would be reached for internal control over financial reporting for the same reasons. Please amend and expand your disclosures to comply with the requirements of Item 308(a) of Regulation SK.

Response:       The Company will amend its for 10-K and expand item 9a to comply with the requirements of Item 308(a) of Regulation S-K.

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Sincerely,

By: /s/ Barry D. Loveless

Barry D. Loveless

ACKNOWLEDGEMENT

On behalf of SPYR, Inc. (“Company”), I hereby acknowledge:

•       The Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/ Barry D. Loveless

Barry D. Loveless

Chief Financial Officer

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